CONSENT OF AUTHOR

David Dodd
MDM House Cnr. Hendrik Verwoerd & Will Scarlett Road, Randberg
PO Box 3088, Cresta, 2118 RSA
daved@mdm-eng.co.za

US Securities and Exchange Commission

I, David Dodd, Fellow of the SAIMM, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Great Basin Gold Ltd. contains any misrepresentation of the information contained in Technical Report “Burnstone Gold Project Pre-feasibility Study Area 1 – Executive Summary” dated November 2004.

I do hereby consent to the filing with the regulatory authorities.

Dated this 7 day of April, 2006.

"David Dodd"

David Dodd, SAIMM